UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Report on equity shares bought back and extinguished until December 31, 2022
SIGNATURES

Report on equity shares bought back and extinguished until December 31, 2022

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), previously announced a buyback of equity shares (the “Buyback”) from the open market on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”). Infosys hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on the buyback of equity shares pursuant to the Buyback and extinguishment thereof from December 7, 2022 to December 31, 2022.

Following are the details of shares bought back and extinguished from December 7, 2022 to December 31, 2022:

Date	No of equity shares bought back		Total equity shares bought back	Average Price of Acquisition (in ₹.)	Shares extinguished	Date of extinguishment	Paid up share capital post extinguishment
	BSE	NSE
December 7, 2022	25,000	12,23,000	12,48,000	1,615.54	63,02,000	December 17, 2022	4,20,17,78,843
December 8, 2022	25,000	12,23,000	12,48,000	1,611.06
December 9, 2022	25,000	12,23,000	12,48,000	1,586.46
December 12, 2022	26,000	12,53,000	12,79,000	1,546.65
December 13, 2022	26,000	12,53,000	12,79,000	1,565.15
December 14, 2022	26,000	12,53,000	12,79,000	1,582.64	66,77,000	December 23, 2022	4,19,51,01,843
December 15, 2022	26,000	12,53,000	12,79,000	1,550.22
December 16, 2022	26,000	12,53,000	12,79,000	1,533.90
December 19, 2022	30,000	13,90,000	14,20,000	1,508.93
December 20, 2022	30,000	13,90,000	14,20,000	1,500.00
December 21, 2022	30,000	13,90,000	14,20,000	1,514.29	90,15,000	December 30, 2022	4,18,60,86,843
December 22, 2022	30,000	13,90,000	14,20,000	1,520.31
December 23, 2022	30,000	13,90,000	14,20,000	1,503.13
December 26, 2022	30,000	15,55,000	15,85,000	1,504.63
December 27, 2022	30,000	15,55,000	15,85,000	1,510.71
December 28, 2022	30,000	15,55,000	15,85,000	1,512.17
December 29, 2022	30,000	15,55,000	15,85,000	1,510.44	In Progress
December 30, 2022	30,000	15,55,000	15,85,000	1,523.30
Total equity shares bought back as on December 31, 2022			2,51,64,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: January 3, 2023	Inderpreet Sawhney General Counsel and Chief Compliance Officer